SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

January 25, 2012

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Announcement of LM Ericsson Telephone Company, dated January 25, 2012 regarding “ERICSSON REPORTS FOURTH QUARTER AND FULL YEAR”

FOURTH QUARTER REPORT
JANUARY 25, 2012

ERICSSON REPORTS FOURTH QUARTER AND FULL YEAR

	Fourth quarter			Third quarter		Full year
SEK b.	20111)	20102)	Change	20111)	Change	20111)	20102)	Change
Net sales	63.7	62.8	1%	55.5	15%	226.9	203.3	12%
Gross margin	30.2%	36.6%	—	35.0%	—	35.1%	38.2%	—
EBITA margin excl JVs	8.1%	15.3%	—	13.4%	—	11.6%	14.4%	—
Operating income excl JVs	4.1	8.4	-52%	6.3	-36%	21.7	24.4	-11%
Operating margin excl JVs	6.4%	13.4%	—	11.3%	—	9.6%	12.0%	—
Ericsson’s share in earnings in JVs	-1.9	-0.3	—	-0,6	—	-3.8	-0.7	—
Income after financial items	1.8	7.8	—	5.9	—	18.1	23.1	-21%
Net income	1.5	4.4	-66%	3.8	-61%	12.6	11.2	12%
EPS diluted, SEK	0.36	1.34	-73%	1.18	-69%	3.77	3.46	9%
EPS (Non-IFRS), SEK 3)	0.55	1.65	-67%	1.44	-62%	4.72	4.80	-2%
Adjusted operating cash flow 4)	6.0	16.2	—	2.4	—	13.2	29.8	—
Cash flow from operations	5.5	15.2	—	1.6	—	10.0	26.6	—
Dividend, proposed SEK	—	—	—	—	—	2.50	2.25	11%

1)	All 2011 numbers are stated incl. restructuring charges of SEK 0.7 b. in Q4, SEK 0.4 b. Q3, SEK 1.7 b. Q2 and SEK 0.4 b. Q1
2)

All 2010 numbers, excl. EPS, EPS (Non-IFRS), Net income and Cash flow from operations, are stated excl. restructuring charges. For details see section on restructuring under Financial Statements and Additional Information

3)	EPS, diluted, excl. amortizations and write-downs of acquired intangible assets
4)	Cash flow from operations excl. restructuring cash outlays that have been provided for

“For the full year 2011, we had a strong sales growth and an increase in net income. In the fourth quarter, however, we saw weaker development in Networks, as well as an expected gross margin impact from a changed business mix with more coverage projects, modernization projects in Europe, and a higher services share,” says Hans Vestberg, President and CEO of Ericsson (NASDAQ:ERIC).

“Group sales in the quarter were flat year-over-year and grew 15% sequentially, which is weaker than normal in the fourth quarter. The sequential growth is mainly driven by a strong development of 32% in Global Services, while Networks sales were weak, up only 2%. The sales development in Networks is mainly related to North America and Russia, where the trend continued from the third quarter with slower operator spending after a period of high investments in capacity. In addition, we saw some increased operator cautiousness during the quarter due to uncertainties such as economic development and political unrest in some countries.

2011 was a year of strong sales growth of 12%, and sales for comparable units, adjusted for currency exchange rate effects and hedging, increased 19%. In spite of weak JV results, net income increased SEK 1.3 b. to SEK 12.6 b., driven by higher sales and lower restructuring charges. The Board of Directors proposes a dividend for 2011 of SEK 2.50 (2.25), an increase by 11%.

In 2011, we have successfully executed on our strategy to leverage our strength in the growth areas mobile broadband, managed services and operating and business support systems. Many operators have had mobile broadband high on the agenda and the industry has during the year seen a shift to higher proportions of coverage buildouts. We implemented our strategy to capture new market share in the network modernization projects in Europe, despite their initial lower margins. We have further strengthened our market position in mobile networks. With 70 new managed services contracts during 2011 we are confident of our strong offering and market leadership. With the acquisition of Telcordia, now concluded, we have also gained a leadership position and skilled people in the important areas of operating and business support systems.

The quarter was challenging for our joint ventures and both reported significant losses. We have announced that Sony will acquire our 50% share in Sony Ericsson. Sony Ericsson’s loss in the quarter reflects intense competition, price erosion and restructuring charges. ST-Ericsson made a loss of the same size as in the third quarter and during the quarter we announced a new CEO who has the task to review the strategy with the objective to restore profitability.

1

We believe that the industry fundamentals for longer-term positive development remain solid. Short-term, we expect operators to continue to be cautious with spending, reflecting factors such as macro economic and political uncertainty. We will continue to execute on our strategy which means that the business mix, with more coverage and network modernization projects than capacity projects, will prevail short-term. With our global scale and presence, as well as technology and services leadership, we are well positioned to continue to drive and lead the industry development,” concludes Vestberg.

FINANCIAL HIGHLIGHTS

Income statement and cash flow

Sales in the quarter amounted to SEK 63.7 (62.8) b., was up 1% year-over-year and 15% sequentially. Sales for comparable units, adjusted for currency exchange rate effects and hedging, increased 6% year-over-year. The sequential increase is mainly related to strong growth in services.

In 2011, sales amounted to SEK 226.9 (203.3) b., up 12%, driven by strong demand for mobile broadband along with network rollout services. Sales in 2011 for comparable units, adjusted for currency exchange rate effects and hedging, increased 19%.

Software represented 23% (24%), hardware 40% (37%) and services 37% (39%) of total sales in 2011.

In the fourth quarter 2011 restructuring charges of SEK 0.7 b. were included, while the last quarter 2010 exclude restructuring charges of SEK 1.7 b. Total restructuring charges for 2011 amounted to SEK 3.2 (6.8) b. excluding joint ventures. For 2012, restructuring charges are estimated to approximately SEK 4 b. and the main part of activities expected in the first half of 2012.

Gross margin in the quarter was down year-over-year to 30.2% (36.6%), and down from 35.0% sequentially. As previously communicated, network modernization projects in Europe accelerated in the quarter and together with a higher proportion of coverage projects, as well as an all time high Global Services share of 42%, impacted gross margin negatively. Including restructuring charges fourth quarter 2010 gross margin amounted to 34.7%.
In 2011, gross margin declined from 38.2% to 35.1% due to higher share of coverage projects, network modernization projects in Europe and 3G rollouts in India.

All modernization projects that Ericsson has won have started by the fourth quarter 2011. The network modernization projects in Europe, with their lower margins, fully impacted the fourth quarter. Since average project duration is expected to be 18-24 months, the impact is expected to prevail for a couple of more quarters.

Total operating expenses amounted to SEK 15.6 (15.2) b. in the quarter. R&D expenses amounted to SEK 8.7 (8.3) b., an increase of 6% year-over-year. Selling and general administrative expenses (SG&A) amounted to SEK 6.8 (6.9) b., representing 10.7% of sales compared to 11.0% in the last quarter 2010. Other operating income and expenses amounted to SEK 0.4 (0.6) b. in the quarter.

In 2011, total operating expenses amounted to SEK 59.3 (55.2) b. R&D expenses amounted to SEK 32.6 (29.9) b., an increase of 9% year-over-year. The increase is a result of earlier communicated planned higher investments in radio, such as TD-LTE and IP as well as the acquired LG-Ericsson operations. SG&A amounted to SEK 26.7 (25.3) b., representing 11.8% of sales compared to 12.4% in 2010. Other operating income and expenses decreased to SEK 1.3 (2.0) b. in 2011.

Operating income, excluding joint ventures, decreased to SEK 4.1 (8.4) b. in the quarter, due to changed business mix and a larger share of services sales. Operating margin decreased to 6.4% (13.4%) year-over-year and sequentially from 11.3%.

In 2011, operating income, before joint ventures, was SEK 21.7 (24.4) b. Adjusted for restructuring charges operating income amounted to SEK 24.9 b. Operating margin before joint ventures declined to 9.6% (12.0%) due to lower gross margin and the fact that restructuring charges is included in 2011 figures. Operating margin adjusted for restructuring charges was 11.0% in 2011.

Ericsson Fourth Quarter Report 2011	2

In the fourth quarter, Ericsson’s share in earnings of joint ventures, before tax, was SEK -1.9 (-0.3) b., compared to SEK -0.6 b. in the third quarter 2011 due to significantly lower result in Sony Ericsson. Ericsson’s share in Sony Ericsson’s result was SEK -1.1 (0.2) b. and in ST-Ericsson SEK -0.8 (-0.5) b. For the full year, Ericsson’s share in earnings from joint ventures decreased to SEK -3.8 (-0.7) b. as a result of negative contribution from both Sony Ericsson and ST-Ericsson. The agreed cash consideration of EUR 1.05 b. for Ericsson’s 50% share in Sony Ericsson will not be impacted by 2011 year’s result.

Financial net amounted to SEK -0.3 (-0.3) b. in the quarter and decreased sequentially with SEK -0.5 b., mainly related to negative currency exchange revaluation effects. For 2011 financial net was SEK 0.2 (-0.7) b. The difference is mainly attributable to a higher interest net of SEK 0.8 b. compared to 2010.

The tax rate in the quarter was 18% as a result of revalued tax assets. For the full year, the tax rate was 31%.

Net income decreased year-over-year to SEK 1.5 (4.4) b. due to lower sales volumes in networks, lower gross margin and losses related to Sony Ericsson. Sequentially net income decreased from SEK 3.8 b to 1.5 b. mainly due to lower gross margin and losses related to Sony Ericsson. For the full year, net income increased to SEK 12.6 (11.2) b. driven by higher sales and lower restructuring charges.

Earnings per share were SEK 0.36 (1.34) in the quarter. Earnings per share, Non-IFRS, diluted, i.e. excluding amortizations and write-downs of acquired intangibles, were SEK 0.55 (1.65) in the quarter, down -67%. For the full year, earnings per share increased 9% to SEK 3.77 (3.46).

The Board of Directors proposes a dividend for 2011 of SEK 2.50 (2.25), reflecting 2011 year’s earnings and balance sheet structure, as well as coming years’ business plans and expected economic development.

Adjusted operating cash flow was SEK 6.0 (16.2) b. in the quarter and cash flow from operations was SEK 5.5 (15.2) b. The weaker cash flow compared to the last quarter 2010 is mainly explained by a strong quarter last year, lower profit and higher working capital build up due to more projects. For the full year, adjusted cash flow was SEK 13.2 (29.8) b. and cash flow from operations was SEK 10.0 (26.6) b. During 2011, cash flow was negatively impacted by a significant increase in working capital as a result of higher sales and more projects. As a result, cash conversion ended at 40% (112%).

Balance sheet and other performance indicators

SEK b.	Dec 31 2011	Sept 30 2011	June 30 2011	Mar 31 2011	Dec 31 2010
Net cash	39.5	35.4	42.6	48.2	51.3
Interest-bearing liabilities and post-employment benefits	41.0	41.5	36.1	34.8	35.9
Trade receivables	64.5	65.6	60.2	60.6	61.1
Days sales outstanding	91	106	99	101	88
Inventory	33.1	38.6	35.1	32.1	29.9
Of which regional inventory	19.9	24.9	22.5	21.1	18.7
Inventory days	78	91	89	87	74
Payable days	62	67	68	70	62
Customer financing, net	4.2	4.6	4.0	4.2	4.4
Return on capital employed	11%	13%	13%	13%	10%
Equity ratio	52%	50%	52%	53%	52%

Trade receivables decreased sequentially to SEK 64.5 b. from SEK 65.6 b. Compared to December 31, 2010 trade receivables have increased by SEK 3.4 b. as a result of higher sales volumes. Days sales outstanding (DSO) decreased from 106 to 91 days sequentially and increased from 88 the same period last year.

Inventory decreased sequentially by SEK 5.6 b. to SEK 33.1 b. The earlier higher inventory level that followed the Japan earthquake has been reduced in the quarter. That effect, in combination with increased sales, resulted in a reduction of inventory turnover days from 91 to 78 days. For the full year, inventory has increased by SEK 3.2 b. which is related to increased sales and increased share of coverage projects.

Cash, cash equivalents and short-term investments increased sequentially by SEK 3.6 b. and decreased SEK -6.6 b. full year to SEK 80.5 b.

Ericsson Fourth Quarter Report 2011	3

During the quarter, approximately SEK 1.5 b. of provisions was utilized, of which SEK 0.5 b. related to restructuring. Additions of SEK 0.8 b. were made, of which SEK 0.2 b. related to restructuring. Reversals of SEK 0.8 b. were made of which SEK 0.1 b. related to restructuring. Cash outlays for restructuring amounted to SEK 0.5 b. in the quarter. Cash outlays of SEK 1.3 b. remain to be made.

In 2011, SEK 6.0 b. of provisions was utilized, of which SEK 3.2 b. related to restructuring. Additions of SEK 4.8 b. were made, of which SEK 1.8 b. related to restructuring. Reversals of SEK 1.9 b. were made of which 0.4 b. related to restructuring.

Total number of employees at the end of the year amounted to 104,525 (90,261), an increase by 3,635 from end September, 2011, mainly related to our services business, primarily in India and Brazil. For the full year the net number of employees increased by 14,264, of which 12,330 in services, 1,770 in R&D and 995 in supply. In other job areas, there were reductions or flat development in the number of employees. In 2011, 1,334 people joined Ericsson through acquisitions and 3,775 through managed services agreements.

SEGMENT RESULTS

Networks

	Fourth quarter			Third quarter		Full year
SEK b.	20111)	20102)	Change	20111)	Change	20111)	20102)	Change
Networks sales	33.3	36.4	-9%	32.5	2%	132.4	112.7	17%
EBITA margin3)	10%	18%	—	16%	—	16%	18%	—
Operating margin	8%	16%	—	13%	—	13%	15%	—

1)	All 2011 numbers are stated incl. restructuring charges of SEK 0.2 b. in Q4, SEK 0.1 b. Q3, SEK 1.0 b. Q2 and SEK 0.2 b. Q1
2)	All 2010 numbers are stated excl. restructuring charges of SEK 1.0 b. in Q4, SEK 0.6 b. Q3, SEK 0.9 b. Q2 and SEK 1.5 b. Q1
3)	EBITA – Earnings before interest, tax, amortizations and write-downs of acquired intangibles

Networks sales in the quarter were SEK 33.3 (36.4) b., a decline of -9% year-over-year and up 2% sequentially. The slow development in the quarter is mainly related to North America and Russia. North America, down -27% sequentially, was impacted by operator consolidation, technology shift from CDMA to LTE as well as a slower pace after a period of high operator investments in network capacity. In addition, we saw some increased operator cautiousness during the quarter due to uncertainties such as economic development and political unrest in certain countries.

For the full year, Networks sales increased 17%, driven by a strong demand for mobile broadband, especially in regions China and North East Asia as well as North America. Our strategy to focus on growth in the mobile broadband business has been successful and during the year we have gained market share. This gain is a result of long-term partnerships with successful operators as well as captured footprint with new and existing customers.

In 2010 we acquired Nortel’s CDMA business in order to strengthen our position in North America. Ericsson is now established as the market leader in this market and we now see the expected decline in CDMA sales and subsequent rapid shift to LTE. CDMA sales increased slightly for the full year, but declined in the quarter year-over-year and sequentially. The CDMA acquisition has created substantial value for the company. In the quarter the CDMA decline impacted margins negatively due to the change in business mix from capacity investments to LTE coverage.

In the fourth quarter, the first RBS6000 with CDMA functionality was shipped. RBS6000 now accounts for close to 100% of all deliveries of GSM/WCDMA/LTE radio base stations. Shipping of the IP Edge router, Smart Service Router SSR 8020, and the Antenna Integrated Radio unit (AIR) also commenced in the quarter.

EBITA margin in the quarter decreased year-over-year to 10% (18%) due to lower volumes, higher degree of coverage projects, modernization projects in Europe and planned R&D investments to accelerate technology leadership. The same factors caused the sequential drop in margin from 16%. For the full year, EBITA margin decreased to 16% (18%) due to business mix. The full year number is impacted by restructuring charges of 1%-point.

Ericsson Fourth Quarter Report 2011	4

Global Services

	Fourth quarter			Third quarter		Full year
SEK b.	20111)	20102)	Change	20111)	Change	20111)	20102)	Change
Global Services sales	27.0	22.9	18%	20.4	32%	83.9	80.1	5%
Of which Professional Services	18.1	16.7	8%	14.7	23%	58.8	58.5	1%
Of which Managed Services	6.0	5.4	13%	5.3	14%	21.0	21.1	-1%
Of which Network Rollout	8.9	6.2	44%	5.7	56%	25.1	21.6	16%
EBITA margin3)	6%	13%	—	9%	—	7%	12%	—
Of which Professional Services	14%	16%	—	14%	—	14%	16%	—
Operating margin	6%	12%	—	9%	—	7%	11%	—
Of which Professional Services	14%	15%	—	14%	—	13%	15%	—

1)	All 2011 numbers are stated incl. restructuring charges of SEK 0.5 b. in Q4, SEK 0.3 b. Q3, SEK 0.5 b. Q2 and SEK 0.2 b. Q1
2)	All 2010 numbers are stated excl. restructuring charges of SEK 0.7 b. in Q4, SEK 0.3 b. Q3, SEK 1.0 b. Q2 and SEK 0.7 b. Q1
3)	EBITA – Earnings before interest, tax, amortizations and write-downs of acquired intangibles

Global Services sales in the quarter were SEK 27.0 (22.9) b., an increase of 18% year-over-year and 32% sequentially. In 2011, Global Services sales increased 5% to SEK 83.9 (80.1) b., driven by network rollout, consulting and systems integration.

Professional Services sales were SEK 18.1 (16.7) b. in the quarter, up 8% year-over-year and 23% sequentially. The year-over-year increase is due to increased managed services sales, while the sequential increase mainly relates to strong development in consulting and systems integration. Currency adjusted sales of Professional Services increased year-over-year 12%. In the quarter, ten significant systems integration contracts were signed in the areas of OSS/BSS, Service Delivery Platforms and data center build projects. In 2011, sales were up 1% and increased 7% in local currencies. In 2011, more than 60% of Professional Services sales were recurring.

Managed Services sales increased by 13% year-over-year to SEK 6.0 (5.4) b. and 14% sequentially, mainly driven by India and Latin America. Currency adjusted Managed Services sales increased 17% year-over-year. The sequential growth is reflecting the 14 new managed services contracts signed in the third quarter. In the fourth quarter, 23 (16) new managed services contracts were signed, of which 12 (5) were extensions or expansions. In 2011, sales decreased slightly -1% to SEK 21.0 (21.1) b. although it increased 7% in local currencies. In 2011, 70 (54) contracts were signed, of which 32 (26) extensions or expansions.

Network Rollout sales amounted to SEK 8.9 (6.2) b. in the quarter, an increase of 44% year-over-year and 56% sequentially, driven by high volumes of network modernization in Europe and coverage projects in other regions. In 2011, sales increased 16% to SEK 25.1 (21.6) b.

Global Services’ EBITA margin decreased in the quarter to 6% (13%) year-over-year and decreased sequentially from 9%. Network Rollout margins are still negative primarily due to high activity levels related to network modernization in Europe. The margin impact on Global Services from restructuring charges was 2%-points in the quarter. EBITA margin for the full year was 7% (12%) with an impact of 2%-points from restructuring charges in the 2011 margin.

EBITA margin for Professional Services amounted to 14% (16%) in the quarter. Margin was flat sequentially at 14%. Excluding the impact of restructuring charges of 1%-point in the quarter, margin was flat also year-over-year. EBITA margin for the full year was 14% (16%) with an impact of 2%-points from restructuring charges in the 2011 margin.

Ericsson provides support for networks that serve more than two billion subscribers worldwide. The total number of subscribers in networks managed by Ericsson is 900 (750) million, of which 500 (450) million in network operation contracts and 400 (300) million in field operations. The number of services professionals employed amounts to 56,000.

Ericsson Fourth Quarter Report 2011	5

Multimedia

	Fourth quarter			Third quarter		Full year
SEK b.	20111)	20102)	Change	20111)	Change	20111)	20102)	Change
Multimedia sales	3.4	3.5	-2%	2.6	33%	10.6	10.5	1%
EBITA margin3)	6%	16%	—	11%	—	2%	3%	—
Operating margin	0%	11%	—	3%	—	-5%	-4%	—

1)	All 2011 numbers are stated incl. restructuring charges of SEK 0.0 b. in Q4, SEK 0.0 b Q3, SEK 0.1 b. Q2 and SEK 0.0 b. Q1
2)	All 2010 numbers are stated excl. restructuring charges of SEK 0.0 b. in Q4, SEK 0.0 b Q3, SEK 0.2 b. Q2 and SEK 0.0 b. Q1
3)	EBITA – Earnings before interest, tax, amortizations and write-downs of acquired intangibles

Multimedia sales in the quarter decreased -2% year-over-year and increased 33% sequentially. Sequentially, multimedia brokering and TV showed good development. For the full year, sales were flattish, negatively impacted by political unrest in Middle East and weak development in India.

EBITA margin decreased to 6% (16%) in the quarter due to unfavorable product mix with relatively lower sales of revenue management. Full year EBITA margin amounted to 2% (3%). Restructuring charges had no material impact on either period. Efficiency measures are still top on the agenda in order to improve profitability.

The integration of Telcordia will now start and with this acquisition Ericsson holds a leading position in the OSS/BSS market. Telcordia generated revenues of USD 739 m. during the fiscal year ended January 31, 2011. Telcordia is expected to be accretive to Ericsson’s earnings per share within twelve months.

Sony Ericsson

	Fourth quarter			Third quarter		Full year
EUR m.	2011	2010	Change	2011	Change	2011	2010	Change
Number of units shipped (m.)	9.0	11.2	-20%	9.5	-5%	34.4	43.1	-20%
Average selling price (EUR)	143	136	5%	166	-14%	152	146	4%
Net sales	1,288	1,528	-16%	1,586	-19%	5,212	6,294	-17%
Gross margin	24%	30%	—	27%	—	28%	29%	—
Operating margin	-18%	3%	—	2%	—	-4%	3%	—
Income before taxes	-247	35	—	31	—	-243	147	—
Income before taxes, excl restructuring charges	-154	39	—	31	—	-150	189	—
Net income	-207	8	—	0	—	-247	90	—
Operating cash flow	-26	-128	—	53	—	-550	-248	—

Sony Ericsson’s fourth quarter loss reflects intense competition, price erosion and restructuring charges. The quarter was also impacted by unfavorable macro economic conditions and effects from the flooding in Thailand. Restructuring charges of EUR 93 m. impacted the quarter, including global workforce reductions. Sales of Android-based smartphones increased 65% year-over-year. Cash flow from operating activities during the quarter was negative EUR -26 million. External borrowings were EUR 19 m. during the quarter resulting in total borrowing of EUR 742 m. at year-end. Total cash balances at year-end were EUR 442 m.

Sony Ericsson estimates that its share in the global Android-based smartphone market during the quarter was 10% in volume and 7% in value and for the full year 10% in volume and 10% in value.

Ericsson’s share in Sony Ericsson’s income before tax was SEK -1.1 (0.2) b. in the quarter and SEK -1.2 (0.7) b. for the full year.

October 27, 2011, it was announced that Sony Corporation will acquire Ericsson’s 50% share of Sony Ericsson and that Sony Ericsson will become a wholly-owned subsidiary of Sony. The transaction is expected to close in late January to February, subject to customary closing conditions, including regulatory approvals.

Ericsson Fourth Quarter Report 2011	6

ST-Ericsson

	Fourth quarter			Third quarter		Full year
USD m.	2011	2010	Change	2011	Change	2011	2010	Change
Net sales	409	577	-29%	412	-1%	1,650	2,293	-28%
Adjusted operating income1)	-207	-119	-74%	-194	-7%	-732	-436	-68%
Operating income	-241	-171	-41%	-224	-8%	-867	-611	-42%
Net income	-231	-177	-31%	-211	-9%	-841	-591	-42%

1)	Operating income adjusted for amortization of acquired intangibles and restructuring charges

ST-Ericsson’s sales was flat sequentially and decreased -29% year-over-year. For the full year sales declined by -28% as a result of decreased sales in legacy products. The net financial position at the end of the quarter was negative USD -798 m.

ST-Ericsson is reported in US GAAP and Ericsson’s share in ST-Ericsson’s income before tax, adjusted to IFRS, decreased year-over-year and sequentially to SEK -0.8 (-0.5) b. in the quarter. For the full year, the operating loss was SEK -2.7 (-1.8) b. due to lower sales.

By the end of the quarter ST-Ericsson had utilized USD 800 m. of the short-term credit facility granted on a 50/50 basis by the parent companies.

ST-Ericsson is currently in a shift from legacy to new products. Though their path to success is challenging, ST-Ericsson is continuing to focus on securing the successful execution and delivery of their new products to customers while lowering its break-even point.

The changes in the business environment at a large customer during 2011 have reduced demand for legacy products and are delaying the ramp of new products with that customer. As ST-Ericsson does not yet have the adequate level of sales, the company’s path to improve its financial performance is expected to take longer. Additionally, ST-Ericsson has recently increased its focus on execution.

In light of the current business environment, ST-Ericsson’s recently appointed CEO is reviewing the company’s strategic plan and financial prospects. Ericsson, together with our partner STMicroelectronics, is firmly committed to support ST-Ericsson in the transition to turn-over to sustainable profitability and cash generation.

As a result of this strategic review, we may consider additional actions to solidify and accelerate ST-Ericsson’s path to profitability. In such an event, or in case of a significant worsening of business’ prospects, the value of ST-Ericsson for Ericsson could decrease to a value significantly lower than the current carrying amount of ST-Ericsson on our books and we may be required to take an impairment charge.

REGIONAL OVERVIEW

	Fourth quarter			Third quarter		Full year
Sales, SEK b.	2011	2010	Change	2011	Change	2011	2010	Change
North America	11.2	14.1	-20%	12.1	-7%	48.8	49.5	-1%
Latin America	7.0	6.1	16%	6.0	17%	22.0	17.9	23%
Northern Europe and Central Asia	3.8	4.8	-22%	3.5	7%	15.2	12.2	25%
Western and Central Europe	5.3	5.9	-11%	4.6	14%	19.0	19.9	-4%
Mediterranean	8.2	6.9	19%	5.2	58%	23.8	22.6	5%
Middle East	5.2	4.6	12%	3.7	42%	15.5	15.1	2%
Sub-Saharan Africa	3.2	2.0	59%	2.5	28%	10.2	9.2	11%
India	1.5	2.8	-46%	2.3	-33%	9.8	8.6	13%
China and North East Asia	10.9	9.5	15%	9.7	13%	38.2	26.0	47%
South East Asia and Oceania	4.0	3.9	2%	3.7	8%	13.9	14.9	-7%
Other	3.3	2.2	57%	2.2	49%	10.6	7.4	41%

Total	63.7	62.8	1%	55.5	15%	226.9	203.3	12%

North America sales decreased -20% year-over-year, -7% sequentially and -1% for the full year. The decline is related to a drop in networks sales, while services and multimedia developed favorably. The sequential growth in services sales was 19% driven by market share gains and a high level of project executions. As previously communicated, the networks business developed slower in the second half of 2011 after a period of high operator investments in network capacity along with operators focus on cash flow management as well as negative impacts from operator consolidation. The CDMA sales declined sequentially and year-over-year as a result of the ongoing rapid technology shift to LTE. With increases in mobile devices and data usage there is a continued need for investments in mobile broadband in both HSPA and LTE.

Ericsson Fourth Quarter Report 2011	7

Latin America sales increased 16% year-over-year, 17% sequentially and 23% for the full year. Year-over-year, Networks and Global Services increased while Multimedia dropped. For the full year, all segments grew. Operators show an increasing interest in network performance.

Northern Europe and Central Asia sales decreased -22% year-over-year, increased 7% sequentially and 25% for the full year. The slowdown in Networks sales is especially visible in Russia, following strong operator investments in network capacity and coverage during the first half of 2011. Services showed strong growth compared to last quarter 2010 as well as sequentially and for the full year due to project completions. In multimedia, sales declined year-over-year due to lower sales of revenue management although sales picked up compared to the third quarter.

Western and Central Europe sales decreased -11% year-over-year, increased 14% sequentially and decreased -4% for the full year. Sequentially, sales in all segments increased, but declined for the full year. The positive sequential development is driven by continued rollout of network modernization projects as well as demand for managed services.

Mediterranean sales increased 19% year-over-year, 58% sequentially and 5% for the full year. Networks sales increased year-over-year and sequentially although it was flat for the full year. Networks positive development in the quarter is due to market share gains, following contract wins in network modernization deals. Services sales showed good development in all periods as a result of network rollout related to network modernization and systems integration projects. Multimedia developed well in the quarter, following good sales of multimedia brokering.

Middle East sales increased 12% year-over-year, 42% sequentially and 2% for the full year. Sequentially, there was a strong development in all segments. Saudi Arabia developed especially favorably in the quarter although the region was still negatively impacted by political unrest in many countries with operators continuing to be cautious with infrastructure investments. LTE is being deployed in parts of the region and WCDMA/HSPA continued to develop positively across the region, resulting in positive networks sales both year-over-year, sequentially and for the full year. Services also developed favorably since operators are looking into opportunities to increase efficiencies.

Sub-Saharan Africa sales increased 59% year-over-year, 28% sequentially and 11% for the full year, primarily due to increased build-out of networks to meet demand for capacity and quality. The use of mobile data generating services is increasing which drive operators to focus on transmission capacity as well as investments in higher speeds.

India sales decreased -46% year-over-year, -33% sequentially and increased 13% for the full year. Networks sales were positively impacted by the initial 3G rollouts in the first half of the year. Regulatory uncertainty, particularly around mergers and acquisitions as well as spectrum trading policy, contributed to a slowdown in infrastructure investments in the second half of the year. The telecom market is fragmented and cost competitive, which has created a renewed focus among operators on reducing operating expenses. This has resulted in a growing managed services business for Ericsson.

China and North East Asia sales increased 15% year-over-year, 13% sequentially and 47% for the full year. The year-over-year increase is mainly related to broad introduction of smartphones by all operators leading to continuous growth in mobile broadband in the region together with steady growth of mobile subscriptions. The extraordinary high level of GSM shipments in China during the first three quarters of the year, was normalized during the quarter. At the end of the quarter, the business mix started to change with relatively higher share of LTE sales in Korea and in Japan there was a substantial amount of project completions.

South East Asia and Oceania sales increased 2% year-over-year, 8% sequentially and decreased -7% for the full year. Sales of networks increased year-over-year and sequentially, driven by business in Australia and Thailand. The decline for the full year is due to reduced 2G business in Vietnam. Year-over-year and for the full year, the services business declined due to a concluded managed services contract in Australia.

Other includes sales of for example embedded modules, cables, power modules as well as licensing and IPR. Revenues for licensing and IPR had a strong fourth quarter. In the quarter, Ericsson took the decision to phase out the embedded modules business.

Ericsson Fourth Quarter Report 2011	8

MARKET DEVELOPMENT

Growth rates are based on Ericsson and market estimates

		Fourth quarter			Full year					Ericsson forecast
	Unit	2010	2011	Change	2007	2008	2009	2010	2011	2012
Mobile subscriptions	Billion	5.3	~6.0	13%	3.3	4.0	4.6	5.3	~6.0	~6.7
Net additions	Million	207	~180	-11%	620	660	640	700	~700	~700
Mobile broadband 1)	Million	610	~970	59%	125	220	360	610	~970	~1,400
Net additions	Million	74	~93	27%	70	90	150	250	~360	~450

1)	Mobile broadband includes handset, tablets and mobile PC for the following technologies: HSPA, LTE, CDMA2000 EV-DO, TD-SCDMA and WiMax

Note: Due to continuous improvements in reported data from operators, subscriptions figure from Q311 has changed compared to last report, affecting comparison of net additions.

Industry development

GSM network coverage has reached more than 85% of the world’s population and more than 45% of the population has the possibility to access WCDMA/HSPA networks. Both technologies will continue to expand its footprint going forward and in five years time, WCDMA/HSPA is expected to have the same coverage as GSM has today. Further buildout of HSPA coverage will be driven by the availability of affordable smartphones, as well as the surge in mobile broadband services, applications and faster speeds. More than 70% of the commercial HSPA networks have been upgraded, at least partly, to a peak speed of 7.2 Mbps or above. Following a strong wave of upgrades to 42 Mbps, more than 10% of the networks now have that speed. Several major operators have started LTE deployments but in terms of population coverage, LTE only covers a few percentages today. In five years time, it is expected that LTE will have roughly the same population coverage as WCDMA/HSPA has today. In terms of global operator investments, WCDMA/HSPA will remain the leading mobile access technology for many years to come.

Yearly WCDMA/HSPA radio access network investments passed GSM investments in 2009, eight years after the 3G introduction in Western Europe. Co-existence of GSM, WCDMA/HSPA, CDMA2000 and 4G/LTE and increasing number of frequency bands pave the way for investments in multi-standard solutions and networks modernization.

In addition to radio investments, the strong growth in mobile and fixed broadband drives need for higher capacity in areas such as backhaul, aggregation, transport, and routing based on IP and Ethernet technologies.

With operators’ focus on increased network quality and efficiency, the ability to deal with high data volumes while maintaining telecom grade service levels is key. This enables operators to provide premium quality and differentiating offerings to the end users. Recognizing that quality of service is becoming more important, some operators now differentiate by deploying superior networks emphasizing end user experience and quality. This also drives demand for services targeting the operational efficiency of operators, such as consulting, including network optimization, systems integration and managed services.

End user trends

Global mobile penetration is 85% and total mobile subscriptions are around 6 billion. The number of subscribers/users is likely around 4.1 billion, representing 60% of the world’s population. Around 75% of the subscriptions, or 4.5 billion, are GSM while only 15% are WCDMA/HSPA subscriptions. Year-over-year growth was roughly 13%. India and China accounted for approximately 35% of the estimated 180 million net additions during the fourth quarter. Bangladesh, Brazil and Indonesia follow in terms of net addition. There is continued strong momentum for uptake of smartphones in all regions; approximately 30% of all handsets sold in 2011 were smartphones, compared to around 20% for 2010. However, out of the installed base of subscriptions worldwide only around 10% use smartphones, which means that there is a big room for further uptake.

Global fixed broadband subscriptions grew by 17 million to reach 577 million by the end of the third quarter 2011. Massive deployments of DSL and FTTH/B (fiber to the home/building) in China alone accounts for around 50% of fixed broadband additions. DSL still represents more than 60% of all fixed broadband subscriptions globally but FTTH/B have caught up with DSL in net additions.

Ericsson Fourth Quarter Report 2011	9

Tiered pricing for mobile broadband is now a reality, as many operators today have evolved beyond flat-rate unlimited data models and introduced segmented price plans, such as volume-, time- or speed-based plans. Segmented data price plans intend to attract a wide variety of data users and differentiate the offering, in order to maximize data revenues and to grow total service revenues.

Traffic load and traffic pattern differ significant between networks and countries, with higher than average usage in e.g. North America. It is worth mentioning that North America also has much higher voice minutes per user compared with other regions, possibly due to their different tariff structures. An average world mobile PC user currently generates about 2 Gbyte per month, while a high traffic smartphone generates approximately 500 Mbyte per month and the usage has been increasing over time. Going forward, the strong uptake of tablets will further stimulate traffic growth. For all device types, measurements show that video streaming and web browsing are the applications that generate the largest share of the traffic. The amount of traffic generated over WiFi varies between different types of devices.

PARENT COMPANY INFORMATION

Income after financial items was SEK 4.4 (6.8) b, including group contribution to subsidiaries of SEK 2.0 b. A write-down of investments in subsidiaries of SEK 1.3 b. was made during the quarter.

Major changes in the Parent Company’s financial position for the year include; decreased cash, cash equivalents and short-term investments of SEK 12.7 b., increased current and non-current receivables from subsidiaries of SEK 2.7 b. and decreased current liabilities to subsidiaries of SEK 7.8 b. At the end of the quarter, cash, cash equivalents and short-term investments amounted to SEK 58.9 (71.6) b. Guarantees to Sony Ericsson Mobile Communications AB are reported as contingent liabilities and amounted to SEK 2.0 (1.1) b. By the end of the quarter ST-Ericsson had utilized USD 400 million of a short-term credit facility.

In accordance with the conditions of the long-term variable compensation program (LTV) for Ericsson employees, 3,034,363 shares from treasury stock were sold or distributed to employees during the fourth quarter. The holding of treasury stock at December 31, 2011, was 62,846,503 Class B shares.

DIVIDEND PROPOSAL

The Board of Directors will propose to the Annual General Meeting a dividend of SEK 2.50 (2.25) per share, representing some SEK 8.2 (7.4) b., and May 8, 2012, as record day for payment of dividend. The dividend is reflecting 2011 year’s earnings and balance sheet structure, as well as coming years’ business plans and expected economic development.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

The Annual General Meeting of shareholders will be held on May 3, 2012, 15.00 (CET) at Kistamässan in Kista, Stockholm, Sweden.

ANNUAL REPORT

The annual report will be made available on our website www.ericsson.com and at the Ericsson headquarters, Torshamnsgatan 23, Stockholm, around mid-March.

OTHER INFORMATION

Sony to acquire Ericsson’s 50% share of Sony Ericsson

On October 27, 2011, it was announced that Sony Corporation will acquire Ericsson’s 50% stake in Sony Ericsson Mobile Communications, making the mobile handset business a wholly-owned subsidiary of Sony. As part of the transaction, Ericsson will receive a cash consideration of EUR 1.05 b. The transaction also provides Sony with a broad IP cross-licensing agreement and ownership of five essential patent families. Sony and Ericsson will also create a wireless connectivity initiative to drive connectivity across multiple platforms. The transaction is expected to close in late January to February, subject to customary closing conditions, including regulatory approvals.

Ericsson Fourth Quarter Report 2011	10

Changes in Ericsson’s Executive Leadership Team

On October 28, 2011, Ericsson announced that Magnus Mandersson was appointed Executive Vice President. In parallel to the appointment, which was effective November 1, 2011, Mandersson retained his previous role as Head of Business Unit Global Services and as member of the Executive Leadership Team.

On December 12, 2011, Ericsson announced that Håkan Eriksson, will take on a new role as Head of Ericsson in Australia, New Zealand and Fiji, effective February 1, 2012, at which time he will also leave Ericsson’s Executive Leadership Team.

On December 14, 2011, Ericsson announced that Cesare Avenia, Chief Brand Officer, would step down and leave the Ericsson Leadership Team as of December 21, 2011. No replacement as Chief Brand Officer will be recruited.

POST-CLOSING EVENTS

Closing of Telcordia acquisition

On January 12, 2012, Ericsson announced that it had completed the acquisition of Telcordia, a global leader in the development of mobile, broadband and enterprise communications software and services, for USD 1.15 billion in an all cash transaction, on a cash and debt-free basis. The acquisition is expected to be accretive to Ericsson’s earnings per share within twelve months. Telcordia is fully consolidated by Ericsson and its approximately 2,600 skilled employees have joined Ericsson.

Telcordia is headquartered in Piscataway, New Jersey, and generated revenues of USD 739 million during the last fiscal year ended January 31, 2011. Telcordia will be managed by business unit Multimedia but sales and results will be split between segments Multimedia and Global Services pending portfolio mix.

Appointment of new Chief Technology Officer

On January 20, 2012, Ericsson announced the appointment of Ulf Ewaldsson as Senior Vice President, Chief Technology Officer, Head of Group Function Technology and Portfolio Management. The appointment is effective from February 1, 2012, at which date Ewaldsson will also join the Ericsson Executive Leadership Team. Ewaldsson is currently Head of Product Area Radio within Ericsson’s Business Unit Networks and a member of Ericsson’s research board.

Assessment of risk environment

Ericsson’s operational and financial risk factors and uncertainties along with our strategies and tactics to mitigate risk exposures or limit unfavorable outcomes are described in our Annual Report 2010. Compared to the risks described in the Annual Report 2010, no material new or changed risk factors or uncertainties have been identified in the quarter.

Risk factors and uncertainties in focus during the forthcoming nine-month period for the Parent Company and the Ericsson Group include:

•

Potential negative effects on operators’ willingness to invest in network development due to a increased uncertainty in the financial markets and a weak economic business environment as well as uncertainty regarding the financial stability of suppliers, for example due to lack of financing, or reduced consumer telecom spending, or increased pressure on us to provide financing;

•	Effects on gross margins and/or working capital of the product mix in the Networks segment between sales of software, upgrades and extensions as well as break-in contracts;

•	Effects on gross margins of the product mix in the Global Services segment including proportion of new network build-outs and share of new managed services deals with initial transition costs;

•	A continued volatile sales pattern in the Multimedia segment or variability in our overall sales seasonality could make it more difficult to forecast future sales;

•	Effects of the ongoing industry consolidation among our customers as well as between our largest competitors, e.g. with postponed investments and intensified price competition as a consequence;

•	Results and capital needs of our two major joint ventures Sony Ericsson and ST-Ericsson;

•	Changes in foreign exchange rates, in particular USD and EUR;

•	Political unrest or instability in certain markets;

•	Effects on production and sales from restrictions with respect to timely and adequate supply of materials, components and production capacity and other vital services on competitive terms;

•	Natural disasters, effecting production, supply and transportation.

Ericsson conducts business in certain countries which are subject to trade restrictions or which are focused on by certain investors. We stringently follow all relevant regulations and trade embargos applicable to us in our dealings

Ericsson Fourth Quarter Report 2011	11

with customers operating in such countries. Moreover, Ericsson operates globally in accordance with Group level policies and directives for business ethics and conduct. In no way should our business activities in these countries be construed as supporting a particular political agenda or regime.

Stockholm, January 25, 2012

Telefonaktiebolaget LM Ericsson (publ)

Org. Nr. 556016-0680

Board of Directors

Date for next report: April 25, 2012

AUDITORS’ REVIEW REPORT

We have reviewed this report for the period January 1, 2011, to December 31, 2011, for Telefonaktiebolaget LM Ericsson (publ). The board of directors and the CEO are responsible for the preparation and presentation of this financial information in accordance with IAS 34 and the Swedish Annual Accounts Act. Our responsibility is to express a conclusion on this financial information based on our review.

We conducted our review in accordance with the Swedish Standard on Review Engagements SÖG 2410, Review of Interim Report Performed by the Independent Auditor of the Entity. A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (ISA) and other generally accepted auditing standards in Sweden. The procedures performed in a review do not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the interim report is not prepared, in all material respects, in accordance with IAS 34 and the Swedish Annual Accounts Act, regarding the Group, and with the Swedish Annual Accounts Act, regarding the Parent Company.

Stockholm, January 25, 2012

PricewaterhouseCoopers AB

Peter Nyllinge

Authorised Public Accountant

Ericsson Fourth Quarter Report 2011	12

EDITOR’S NOTE

To read the complete report with tables, please go to: www.ericsson.com/res/investors/docs/q-reports/2011/12month11-en.pdf

Ericsson invites media, investors and analysts to a press conference at the Ericsson Studio, Grönlandsgången 4, Stockholm, at 09.00 (CET), January 25, 2012. An analysts, investors and media conference call will begin at 14.00 (CET).

Live webcast of the press conference and conference call as well as supporting slides will be available at www.ericsson.com/press and www.ericsson.com/investors

Video material will be published during the day on www.ericsson.com/broadcast_room

FOR FURTHER INFORMATION, PLEASE CONTACT

Helena Norrman, Senior Vice President, Communications

Phone: +46 10 719 3472

E-mail: investor.relations@ericsson.com or media.relations@ericsson.com

Investors	Media

Åse Lindskog, Vice President,	Ola Rembe, Vice President,
Head of Investor and Analyst Relations Phone: +46 10 719 9725, +46 730 244 872 E-mail: investor.relations@ericsson.com	Head of Corporate Public and Media Relations Phone: +46 10 719 9727, +46 730 244 873 E-mail: media.relations@ericsson.com

Stefan Jelvin, Director, Investor Relations Phone: +46 10 714 2039 E-mail: investor.relations@ericsson.com	Corporate Public & Media Relations Phone: +46 10 719 69 92 E-mail: media.relations@ericsson.com

Åsa Konnbjer, Director, Investor Relations Phone: +46 10 713 3928 E-mail: investor.relations@ericsson.com	Telefonaktiebolaget LM Ericsson (publ) Org. number: 556016-0680 Torshamnsgatan 23 SE-164 83 Stockholm Phone: +46 10 719 0000 www.ericsson.com
Rikard Tunedal, Director, Investor Relations Phone: +46 10 714 5400 E-mail: investor.relations@ericsson.com

Ericsson Fourth Quarter Report 2011	13

Disclosure Pursuant to the Swedish Securities Markets Act

Ericsson discloses the information provided herein pursuant to the Securities Markets Act. The information was submitted for publication at 07.30 CET, on January 25, 2012.

Safe Harbor Statement of Ericsson under the US Private Securities Litigation Reform Act of 1995;

All statements made or incorporated by reference in this release, other than statements or characterizations of historical facts, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by us. Forward-looking statements can often be identified by words such as “anticipates”, “expects”, “intends”, “plans”, “predicts”, “believes”, “seeks”, “estimates”, “may”, “will”, “should”, “would”, “potential”, “continue”, and variations or negatives of these words, and include, among others, statements regarding: (i) strategies, outlook and growth prospects; (ii) positioning to deliver future plans and to realize potential for future growth; (iii) liquidity and capital resources and expenditure, and our credit ratings; (iv) growth in demand for our products and services; (v) our joint venture activities; (vi) economic outlook and industry trends; (vii) developments of our markets; (viii) the impact of regulatory initiatives; (ix) research and development expenditures; (x) the strength of our competitors; (xi) future cost savings; (xii) plans to launch new products and services; (xiii) assessments of risks; (xiv) integration of acquired businesses; (xv) compliance with rules and regulations and (xvi) infringements of intellectual property rights of others.

In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements speak only as of the date hereof and are based upon the information available to us at this time. Such information is subject to change, and we will not necessarily inform you of such changes. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. Important factors that may cause such a difference for Ericsson include, but are not limited to: (i) material adverse changes in the markets in which we operate or in global economic conditions; (ii) increased product and price competition; (iii) reductions in capital expenditure by network operators; (iv) the cost of technological innovation and increased expenditure to improve quality of service; (v) significant changes in market share for our principal products and services; (vi) foreign exchange rate or interest rate fluctuations; and (vii) the successful implementation of our business and operational initiatives.

Ericsson Fourth Quarter Report 2011	14

FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

Ericsson Fourth Quarter Report 2011	15

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ NINA MACPHERSON
Nina Macpherson
Senior Vice President and
General Counsel

By:	/s/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Corporate Communications

Date: January 25, 2012